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SEC FILE NUMBER
8-69206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Digital Offering LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1461 Glenneyre Street, Suite D
(No. and Street)

Laguna Beach	CA	92651
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William McBean	949-300-2240	gmcbean@digitaloffering.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Digital Offering LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

See Attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

On 2-21-2025 before me, E. Donovan, Notary Public,
(Here insert name and title of the officer)

personally appeared William Gordon McBoan,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

(Notary Seal)

MGC1 E. DONOVAN COMM. # 2510293 NOTARY PUBLIC - CALIFORNIA ORANGE COUNTY COMM. EXPIRES FEB. 17, 2029 MGC1

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Filing Of Annual Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

DIGITAL OFFERING LLC

FINANCIAL REPORT

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

DIGITAL OFFERING LLC

Table of Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Digital Offering, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Offering, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Digital Offering, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Digital Offering, LLC's management. Our responsibility is to express an opinion on Digital Offering, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Digital Offering, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Digital Offering, LLC's financial statements. The supplemental information is the responsibility of Digital Offering, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents OR within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Digital Offering, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2025

DIGITAL OFFERING LLC

Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$1,784,012
Prepaid expenses	$24,308
Total assets	**$1,808,320**
Liabilities and Members' Equity	
Accrued Liabilities	$1,105,457
Total liabilities	**$1,105,457**
Members' Equity	**$702,863**
Total liabilities and members' equity	**$1,808,320**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
Statement of Operations
Year Ended December 31, 2024

Revenues		
Commissions	$	9,658,134
Other revenue – finders fees, referral fees		402,800
Total revenues		10,060,934
Operating Expenses		
Direct commission costs		8,619,570
Professional and regulatory expenses		137,540
Other administrative expenses		704,402
Total operating expenses		9,461,512
Net income	$	599,422

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2024

Balance, January 1, 2024	$ 148,441
Contributions from members	70,000
Distributions to members	(115,000)
Net income	599,422
Balance, December 31, 2024	$ 702,863

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC

Statement of Cash Flows
Year Ended December 31, 2024

		2024
Cash flows from operating activities:		
Net income	$	599,422
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in Prepaid Assets		(7,834)
Increase in Accrued Liabilities		1,096,399
Decrease in Deferred Revenue		(10,000)
Net Cash Provided by Operating Activities		1,677,987
Cash flows from financing activities:		
Contributions from members		70,000
Distributions to members		(115,000)
Net Cash Used in Financing Activities		(45,000)
Increase in cash and cash equivalents		1,632,987
Cash and cash equivalents, beginning of year		151,025
Cash and cash equivalents, end of year	$	1,784,512

Supplemental Information

Interest Paid	$0
Taxes Paid	$0

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

<u>Organization</u>

Digital Offering, Inc. ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 4).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

On May 18th, 2018, Holdco agreed to sell to Cambria Asset Management, LLC ("Cambria") an equity interest in the Firm in an amount that is equal to ninety percent (90%) of the issued and outstanding equity interests of the Firm. The Company received the approval of the purchase from FINRA on August 21st, 2018. As a result of this acquisition, the Company will become an affiliate, through ownership, with Cambria Capital, LLC, 'Cambria' a FINRA registered broker-dealer and a SEC Registered Investment Adviser (CRD#133760). Previously, DO was already affiliated with Cambria by common Directors and Officers where William Gordon McBean, Chairman and CEO of DO, is also the CEO of Cambria Capital. DO does not intend to conduct any business on behalf of Cambria, nor ask Cambria to conduct business on its behalf. DO intends to act as a managing broker-dealer and underwriter independently of the activity of Cambria. For some offerings, DO and Cambria at times may both participate in the Syndication Group for an offering, however the decision to participate in an offering will be determined independently of each other.

The Company acts as an investment bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory

process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2024 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2024. The Company's cash and cash equivalents exceeded its insured limit of $250,000 at December 31, 2024 by $1,534,012.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2020 to the present, generally for three year after they are filed.

Revenue Recognition

Commission revenue

The Company earns commission income from private placement and Regulation A transactions at a point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied and collection is assured. The Company does not offer nor have any obligations for returns or refunds.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach.

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees. Revenue is recognized over time when the performance obligations are simultaneously provided by the Company and delivered and consumed by the customer.

There were no receivables as of December 31, 2024.

Concentration of revenue

One customer accounted for approximately 79% of total revenues for the year ended December 31, 2024.

3. Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

4. Related Party Transactions

In July 2019, the Company entered into a cost sharing arrangement with its parent company Cambria Asset Management LLC ("Cambria") pursuant to which Cambria will be responsible for the payment of certain expenses of the Company. Since July 2019, Cambria had been paying the Company's rent obligations. The Company reimbursed $20,400 of rent to Cambria during the year ended December 31, 2024. The agreement with Cambria shall remain in place should it ever be needed. In addition, the Company has reimbursed Cambria for travel and related expenses of $6,349, and conference, seminars and staffing expenses of $20,135. Cambria was paid commissions of $384,900 during the year for its participation in an offering. A total of $103,500 of capital distributions was made to Cambria during the year.

5. Net Capital Requirement

The Company is “registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company’s ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2024, the Company had net capital of $678,555, which was $604,858 in excess of required minimum net capital of $73,697. Its aggregate indebtedness to net capital ratio was 1.63 to 1, as computed under SEC Rule 15c3-1.

6. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2024.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, advisory services to issuers and private placement businesses. The Company has identified its CEO Gordon McBean as the chief operating decision making (“CODM”) who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 79 percent of its total revenues from a single external customer in 2024.

9. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31st, 2024, through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any material subsequent events occurred, the nature of which would require disclosure.

DIGITAL OFFERING LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Act of 1934
December 31, 2024

Net Capital:			
Members' equity qualified for net capital			$ 702,863
Nonallowable assets and miscellaneous capital charges:			
Prepaid expenses			24,308
Net capital			$ 678,555
Aggregate indebtedness:			
Accrued expenses	$ 1,105,457		
Total aggregated indebtedness		$ 1,105,457	
Computation of Basic Net Capital Requirement:			
Minimum Net Capital Required (6 2/3 % of aggregate indebtedness of $1,105,457)	A	$ 73,697	
Minimum Dollar Amount Required	B	$ 50,000	
Greater of A or B			$ 73,697
Net capital excess of minimum requirements			$ 604,858
Ratio of aggregate indebtedness to net capital			1.63

There are no material differences between the computation of net capital presented above and the Computations of net capital reported by the Company's most recent unaudited form X-17a-5, Part II-A.

DIGITAL OFFERING LLC

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements For
Brokers and Dealers Pursuant to SEC Rule 15c3-3
December 31st, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 250.15c3-3 because the Company limits its business activities exclusively to private and public investment services to customers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Digital Offering, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Digital Offering, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Digital Offering, LLC limits its business activities exclusively to the direct subscription-way sale of private placements, advisory fees and referral fees with other broker dealers, and Digital Offering, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Digital Offering, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Digital Offering, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2025

DIGITAL OFFERING | A NEXT GENERATION INVESTMENT BANK

December 31, 2024

To whom it may concern:

This is to certify that, to the best of my knowledge and belief:

Digital Offering LLC is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief Digital Offering LLC states the following:

Digital Offering LLC claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of private placements, advisory fees and referral fees from other broker dealers. Digital Offering LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Digital Offering LLC met the identified provision throughout the most recent fiscal year without exceptions.

Kind Regards,

Gordon McBean
Chairman
Digital Offering LLC

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Digital Offering, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Digital Offering, LLC and the SIPC, solely to assist you and SIPC in evaluating Digital Offering, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Digital Offering, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Digital Offering, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Digital Offering, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2025